Exhibit 99.2

January 25, 2016

The Board of Directors
Green Dot Corporation
3465 East Foothill Blvd
Pasadena, CA 91107

Dear Mmes. Dent and Bridgforth-Hodges and Messrs. Altman and Shaheen:

Harvest Capital Strategies and affiliates (“Harvest”) currently beneficially own 3,250,000 shares of Green Dot Corporation (“Green Dot” or the “Company”), representing 6.2% of the outstanding shares and making us the Company’s largest active outside investor. We are long-term shareholders, now in our fourth year as investors, having initially bought shares in late 2012. This letter, as well as our comprehensive Presentation (www.fixgdot.com), highlight the plethora of serious issues that continue to go unaddressed by Green Dot’s complacent and misaligned Board of Directors (the “Board”) and why meaningful changes are required to begin rebuilding shareholder value.

Harvest is a sixteen year old investment firm with approximately $2.3 billion of assets under management. Our objective is to invest in misunderstood businesses with capable, well-aligned fiduciaries, who are focused on long-term value creation. We partner with our management teams to understand their business models, strategic decisions, and why the subsequent financial results look like they do. We are supportive and patient investors. In the 16 year history of our firm, spanning hundreds of investments, Green Dot is the only company with leadership and execution so problematic that we are compelled to approach the board. Our flagship fund, Harvest Small Cap Partners (“HSCP”), has generated net compound annualized returns of more than 15% since inception. We strive to “do what is right” for our investors, such as closing HSCP to new investments in 2008 and returning nearly all investor profits since 2010 to ensure our fund remains appropriately sized to execute our strategy. Unfortunately, the same investor alignment and commitment to excellence have been noticeably absent at Green Dot.

Harvest can no longer sit idly by while the Board of Directors and CEO Steve Streit continue to destroy shareholder value quarter after quarter. As shareholder value burns, Mr. Streit and his Board continue to fiddle. As such, we have no choice but to make our concerns regarding Green Dot publicly known at this time.

In our view, Mr. Streit must be immediately replaced due to his (i) persistently poor performance, (ii) misleading and inconsistent investor communications, and (iii) inability to deliver on promises to shareholders. Under Mr. Streit’s leadership, Green Dot has failed to achieve its financial forecasts in three of the last four years, while its stakeholders have suffered double-digit percentage declines in four of the last five years. Accountability is paramount and we believe shareholder value will remain depressed until Mr. Streit is replaced.

For the better part of 2015, we attempted to engage constructively with Green Dot’s Board in hopes of privately addressing the Company’s strategic missteps, weak financial results, and incessant value destruction since its 2010 initial public offering. The Board’s refutation of Harvest’s well founded concerns regarding leadership has been that Mr. Streit is an entrepreneurial visionary. We happen to agree. Mr. Streit’s entrepreneurial accomplishments are too numerous to list, and he deserves immense credit for building Green Dot from 1999 concept to 2010 IPO. In addition to his entrepreneurial achievements, Mr. Streit has served as an important national advocate for the financial inclusion of the unbanked/under-banked community. If Green Dot were still a small, high-growth start-up, we could think of few better leaders than Mr. Streit. However, Green Dot’s leadership needs have changed as the company has evolved from a monoline general purpose reloadable (“GPR”) debit card provider to a complex organization with multiple business units and nearly 1,000 employees. The Green Dot of today requires a proven leader who can deliver consistent performance for shareholders. Mr. Streit has proven over many years he is not that person.

While we appreciate the Board’s willingness to meet with Harvest, its unwavering loyalty to Mr. Streit is a microcosm of their broader failures. The Board has failed to demonstrate a shareholder-focused mindset, has failed to hold management or itself accountable, and has failed to place the best interests of its shareholders ahead of the personal interests of insiders. Due to the Board’s complacency and misalignment, we believe the Board must be immediately reconstituted with meaningful shareholder representation by way of new directors who will bring a fresh perspective and commitment to represent shareholders’ best interests.

Harvest Capital Strategies LLC  ·  600 Montgomery Street  ·  Suite 1700  ·  San Francisco, CA 94111  ·  415.835.3900

Despite our deep-rooted concerns, we believe the Company possesses substantial franchise value and earnings power that has been “trapped” under Mr. Streit’s stewardship. Green Dot remains the dominant brand in the GPR prepaid card industry, which contrary to Wall Street’s “conventional wisdom,” is one of the fastest growing segments in financial services, with demand extending well beyond the traditional unbanked consumer segment. According to Aite Group, one-third of prepaid cardholders earn more than $45,000 per year and have a college degree.1 Accompanying the broadening base and increased use case for prepaid cards has been a greater economic pie. A study by MasterCard and Boston Consulting Group indicates domestic prepaid card load value is expanding at a 16% CAGR and will reach $421 billion by 2017.2

Providing previously unmet financial services to the low/moderate income segment of the U.S. population represents a growth avenue for many of the country’s largest financial institutions. Over the last five years, Green Dot’s dominance in the GPR market attracted competition ranging from American Express (Bluebird & Serve) and JP Morgan (Liquid), to Western Union, MoneyGram, Magic Johnson, and even the Kardashians. After several years of intense competition, the fragmented market is consolidating and pricing is stable. Today, there are just three major GPR players – Green Dot, NetSpend, and American Express, with signs AmEx may be continuing its gradual exit from the market.3 4

Fortunately, Green Dot’s franchise has thus far withstood the comedy of execution errors discussed herein. According to a Harvest commissioned survey, the prepaid industry’s top two brands reside under the Green Dot portfolio umbrella, with nearly two times the brand preference of its next closest competitor.5 Additionally, Green Dot owns the largest reload network in the industry (processing over 50 million reload transactions in 2014), and has a vast distribution footprint (100,000 retail doors) and the largest active card portfolio (4.5 million active cardholders).6

Green Dot’s franchise has remained resilient in the face of competitive pressure and repeated leadership failures, which is a testament to the talented employees at Green Dot. Despite incessant fears of pricing pressure and fee cuts, Green Dot’s per card economics have been remarkably stable. As Green Dot’s card portfolio has matured and direct deposit customers have grown as a percentage of overall load mix, annual revenue per active card has increased from $124 in 2010 to $133 in 2014. And despite an undisciplined approach towards costs and capital expenditures, Green Dot continues to generate material free cash flow. In 2015, Green Dot should generate $90+ million of free cash flow, which illustrates management’s lack of credibility when juxtaposed against the Company’s $700 million enterprise value.7

Since its IPO, Green Dot’s stock has declined by 65%.8 Along the way, the Company has encountered challenges, but competition is not unique to Green Dot. In fact, the Company’s closest peer, NetSpend, has consistently produced double-digit organic revenue growth with EBITDA margins around 27%. There is no industry-wide issue afflicting Green Dot. This is a Green Dot issue, and more specifically, a Green Dot leadership issue. While numerous personnel changes have occurred, Mr. Streit has been the constant factor linked to the Company’s long-term, perpetual disappointments. By blaming exogenous industry factors, as opposed to objectively acknowledging Mr. Streit’s limitations, the Board has demonstrated, we believe, a failure to act as fiduciaries to all stakeholders.

A short-term panacea would be for the Board to hire a financial advisor to pursue strategic alternatives. Considering Green Dot’s substantial internal value creation opportunities, Harvest believes far greater shareholder value can be created through an independent path. Replacing Mr. Streit with a proven, shareholder-oriented CEO would finally put Green Dot on the right track towards significant value creation. As illustrated later in this letter, we believe a pedestrian path exists for Green Dot to double its earnings per share within three years. Should a credible leader begin delivering on promises to shareholders, it is reasonable to assume Green Dot’s currently depressed 4.6x EBITDA multiple can expand. Our base case, which assumes no transformational changes other than leadership, implies a Green Dot stand-alone fair value of $40 per share. This stand-alone outcome is more desirable than pursuing a sale from today's (self-inflicted) depressed stock price. Should a leadership change not occur, we believe the Company must hire a financial advisor to explore strategic alternatives, as opposed to allowing the current management team to continue destroying shareholder value.

In this letter, as well as our Presentation (www.fixgdot.com), we discuss the following subjects in greater detail:

1)
Harvest’s attempts to engage privately and constructively with the Board have proven futile - For most of 2015, we worked privately and in good faith with the Board to address the myriad of issues plaguing Green Dot. As recently as December 2015, the Board reiterated its belief that no change to the leadership status quo was required or being considered. After wasting nearly a year attempting to engage constructively with the Board, it has become clear that pursuing a private path to create meaningful change at Green Dot is an unrealistic option.

2)
Stakeholders have suffered significant and consistent losses under Green Dot’s current management - In the last five years, Green Dot’s stock has underperformed its peer group and the small cap market by a cumulative 274% and 126%, respectively.9 Green Dot’s one-, two-, and five-year returns are also deeply negative.

3)
Green Dot has consistently delivered weak financial results under CEO Steve Streit - Green Dot has missed consensus estimates and/or lowered revenue guidance in each of the last eight quarters, while missing its annual revenue targets in three of the last four years. A side-by-side comparison with the Company's closest peer, NetSpend, reveals that Green Dot’s challenges are company specific. Green Dot’s EV/EBITDA multiple of 4.6x is more than a 50% discount to its peer group, reflecting inconsistent financial execution and investor distrust in management.

4)
A troubling history of poor execution and operational mismanagement under CEO Steve Streit makes an immediate CEO change necessary - Mr. Streit’s repeated failure to achieve both short- and long-term targets is a symptom of a deeper and more fundamental problem. He struggles with the basic tenets of running a larger company and lacks the ability to execute on his strategic vision. Green Dot has delivered an unrelenting stream of execution missteps in the last nine quarters. In our Presentation, we discuss the operational and financial forecasting ineptitude with regard to: MoneyPak’s removal, the Tax Processing Group acquisition, in-house processing migration, Loopt and GoBank, Sallie Mae, and Green Dot Bank.

5)
Management’s shareholder communications are inconsistent and misleading - Mr. Streit displays a concerning inconsistency when discussing business metrics and financial drivers with the investment community. Examples discussed include: the changing narrative regarding a $5.6 million fee waiver benefit, the decision to withhold disclosing two material acquisitions that were included in the Company’s initial 2015 guidance, and guidance on MoneyPak’s removal that went from “not material” to nearly a 10% revenue headwind in six months.

6)
Senior leadership turnover is symptomatic of an unhealthy culture - Since its IPO, all but one named executive officer alongside Mr. Streit has resigned. Additionally, Green Dot has had three CFOs in the last three years, with the most recent two executives possessing no prior public market experience. Glassdoor reviews suggest employees share the concerns of outside investors, as Mr. Streit has just a 32% approval rating.

7)
A complacent and misaligned Board has displayed alarmingly poor executive compensation and corporate governance practices - Green Dot’s Board is dominated by four individuals with tenures exceeding 13 years. Independent directors own less than 3% of the outstanding shares, with ownership rates that are in decline. In fact, it appears that Green Dot’s corporate governance regime has been structured to entrench management, as well as the Board and their problematic, value-destructive status quo. Institutional Shareholder Services (ISS) gave Green Dot governance scores of “8” and “10” for 2015 and 2014, respectively, indicating severe governance concerns. In 2014, ISS cited serious problems with the Company’s executive compensation program in recommending “AGAINST” Green Dot’s Say-on-Pay proposal. In 2015, ISS recommended a “WITHHOLD” vote for Compensation Committee Chairman Ken Aldrich (also Green Dot’s Lead Independent Director) and George Sheehan, citing an ongoing misalignment between executive compensation and Company performance. The Compensation Committee used three different compensation consultants in an eighteen month window. The Compensation Committee adopted the recommendation for targeting the 50th percentile of compensation among the peer group for all executives except Mr. Streit, whose equity-based compensation inexplicably exceeded the peer group’s 75th percentile. The Board enriched Mr. Streit with an RSU grant that represented 82% of all NEO RSU grants, while rationalizing Mr. Streit’s outsized compensation as “appropriate in light of the fact that Mr. Streit had not been granted any equity awards since April 2011 and his only unvested stock option had an exercise price of $45.31 per share.”10 After garnering just a 67% approval vote for its 2014 Say-on-Pay proposal, the Board chose to maintain the same misaligned metrics, revenue and EBITDA, for incentive compensation. As such, it is unsurprising that Green Dot has grown revenue and EBITDA by nearly 100% and 50%, respectively since coming public, but earnings per share are unchanged. The Board approved a $43 million related party transaction and exhibited oversight failures by allowing management to withhold information from shareholders on material acquisitions.

8)
We have a plan for creating long-term shareholder value - Green Dot has a visible path to double earnings per share over the next three years based on “self-help” initiatives focused on reasonable strategic and financial strategies.

With the right leadership, alignment of interests, and governance structures in place, we are confident that Green Dot can deliver substantial value for all stakeholders. It is time for this Board to prove to its shareholders that it is committed to protecting and enhancing shareholder value. We hope the Board will take the required steps we outline herein to drive shareholder value creation, starting with the removal of Mr. Streit. Harvest is willing to assist the Board with the implementation of our proposals.

We must, however, reserve our rights to take whatever actions may be required to protect the best interests of shareholders, and we will not be intimidated by senior management's scare tactics. Activities within our rights as shareholders may include a proxy contest at the 2016 Annual Meeting, which will act both as a referendum on the Board’s many failures as fiduciaries and a platform for shareholders to unequivocally demonstrate their strong dissatisfaction with the lack of accountability at Green Dot and Mr. Streit’s consistently poor performance. We hope this will ultimately prove unnecessary, and we stand ready to discuss the immediate implementation of our proposals with the Board.

***************

1)	Harvest’s attempts to work privately and constructively with Green Dot’s Board have proven futile

Since 2012, Harvest has spent considerable time with Green Dot’s management to understand the nuances of the business and why the Company’s financial results have diverged so significantly from its economic model. To management’s credit, the Green Dot team has always been generous with its time. Unfortunately, it is clear to Harvest that Mr. Streit, while charismatic and charming, is ill-equipped to execute on Green Dot’s manifold opportunities. After a disastrous 4Q’14 earnings call, where the company provided confusing revenue guidance and earnings guidance that was well below expectations, we requested a meeting to discuss our concerns with Mr. Aldrich, Green Dot’s Lead Independent Director.

On March 25, 2015, we met with Mr. Aldrich and Ms. Mary Dent in Glendale, California. Prior to our meeting, we shared a letter stressing that despite our serious level of concern, Harvest’s desire was to work with the Board in a cooperative and private manner. We did not want to be disruptive, nor did we want to be a source of unnecessary costs or distractions, especially considering the then-pending Wal-Mart contract renewal. We provided the Board with a detailed letter outlining multiple issues that needed to be addressed, including a proposed strategic pivot that would begin balancing revenue growth with an increase in per share earnings. Harvest proposed the Board engineer a graceful transition for Mr. Streit, which would allow him to remain Chairman, while complimenting his “visionary” skill set with a more seasoned CEO. Encouragingly, the Board requested greater detail about Green Dot’s execution woes after our meeting. We delivered a follow-up letter on March 30, 2015 to Mr. Aldrich and Ms. Dent that methodically detailed examples of Green Dot’s failed execution and history of shareholder communication that was either inaccurate, misleading, or contradictory (or at times, all of the above). The Board assured us that Harvest’s concerns would be taken seriously, and the issues brought to its attention would be thoroughly investigated.

Sixty days passed without a formal response from the Board. In the interim, Harvest delivered two additional emails detailing incremental execution deficiencies. During the time the Board was purportedly investigating Harvest’s concerns, we received a communication from management that led us to believe the transmission mechanism between shareholders and the Independent Directors had not been appropriately respected. We shared our concern about inappropriate corporate governance with Mr. Aldrich and Ms. Dent. After two months without a formal board response, we volunteered to present our concerns, either in person or telephonically, to the entire Board at the May 28 Annual Meeting of Shareholders. We were told by Mr. Aldrich that a meeting was unnecessary and a formal response would be sent shortly.

On June 1, 2015, Green Dot’s Board sent Harvest a three paragraph response, stating that it “disagreed” with our conclusions and interpretations regarding Mr. Streit’s performance and shareholder communication. The Board did not provide any support for its conclusions, nor did it comment on our proposals. However, the Board reassured Harvest that, “The Board and management agree that going forward we should place a greater emphasis on achieving both top and bottom line growth and building greater stockholder value as measured in the equity markets.”11 Harvest took solace that the Board would finally hold management accountable and was prepared to act should financial results continue to disappoint.

Since receiving the Board’s letter stressing its newfound “emphasis on achieving top and bottom line” results, Green Dot has missed consensus revenue estimates in consecutive quarters, while also lowering its annual guidance twice.

After another disappointing quarter was reported in November (3Q’15), which once again included missed financial expectations and reduced annual guidance, we requested a meeting with the full Board. On November 16, Green Dot’s Board offered to make Harvest a temporary insider so that we could review the 2016 roadmap with management. We respectfully declined this offer and encouraged management to share its 2016 roadmap with all shareholders (which was indeed released in an 8K filed on 12/2/15).

On December 10, Harvest met with five of Green Dot’s independent directors and again discussed the following concerns: the Company’s persistently poor performance, misleading and inconsistent investor communications, Mr. Streit’s failure to deliver on promises to shareholders, and the immense value that has been destroyed since the Company’s IPO. The Board made its position clear by re-emphasizing its support for Mr. Streit and communicating no urgency to change the leadership status quo. After a year of attempting to engage constructively with the Board, it has unfortunately become abundantly clear that pursuing such a private path to effect meaningful change is unrealistic and futile.

To be clear, while we believe the Board has failed to act as fiduciaries for all shareholders, we have seen nothing to suggest that the Board is unethical. To the contrary, we believe the Board consists of good individuals who are simply misaligned and complacent in their blind support for Mr. Streit.

2)	Stakeholders have suffered significant and consistent losses under Green Dot’s current management

As the cliché goes, over the short-term the stock market is a voting machine, but over the long-term it is a weighing machine. At the end of the day, the simplest and purest assessment of management performance and shareholder value creation is stock price performance - not over a given day, week, month, or even a year, but over a long-term, multi-year time horizon. Green Dot’s management has failed in this most objective metric for shareholder value creation over nearly every imaginable measurement period.

Since going public, Green Dot’s stock price has declined by 65% under Mr. Streit’s leadership. Over the same time period, the Russell 2000 Index has returned 96% including dividends. Green Dot’s abhorrent shareholder value destruction cannot be attributable to a one-time event or compressed decline from overvalued levels. Instead, the underperformance has been one of the few consistencies in the Green Dot public market narrative. In its five full years as a public company, Green Dot has only generated one year of positive shareholder returns. This contrasts with four years of double-digit percentage stock price declines. Since the end of 2010, shareholders in Green Dot’s stock have lost 71% of their value.

3)	Green Dot has consistently delivered weak financial results under CEO Steve Streit

The dismal performance of Green Dot’s stock is a direct reflection of management’s repeated financial shortfalls.  While the defense “we can’t control our stock price” is generally accurate, we would point out that management’s misleading communications and inconsistent execution have eroded investor’s confidence and trust. The multiple that the investment community is willing to pay for a stream of earnings is significantly influenced by its perception of management. Investors will pay a higher multiple for the same level of earnings if they believe management can be trusted and guidance about the future will prove reliable. We believe Green Dot’s depressed multiple (12x P/E and 5x EBITDA, a 40% and 60% respective discount to the peer group) is a function of investor distrust in Mr. Streit.

In three of the last four years, Green Dot has guided revenue and/or EBITDA lower as the year progressed. More specifically, Green Dot has reduced one of its key financial metrics every single quarter for the last nine quarters. Considering 80% of Green Dot’s revenue is categorized as recurring, this degree of inconsistency is unacceptable.12 Green Dot’s overpromise and under-deliver mantra has resulted in four straight quarters of earnings-related disappointments, which resulted in an arithmetic cumulative decline of 49% on the day following Green Dot’s earnings releases.

We believe Mr. Streit’s repeated failure to achieve both short- and long-term targets is a symptom of a deeper and more fundamental problem. Mr. Streit struggles with the basic aspects of running Green Dot, which is clear when examining his multitude of product and strategic missteps. The unrelenting stream of execution mistakes reflects a Green Dot that has simply outgrown the competencies of its founder.

When discussing Mr. Streit’s limitations with the Board, the group adamantly defends Mr. Streit, arguing Green Dot’s weak financial results are a symptom of a difficult operating environment. While dismissing the Company’s financial failures, the Board is quick to commend Mr. Streit for his “successes” during such a difficult period. However, an impartial side-by-side comparison of Green Dot and its closest competitor, NetSpend, suggests that Green Dot’s Board may not be capable of objectively analyzing Mr. Streit’s performance.

NetSpend is a provider of open-loop GPR prepaid cards, just like Green Dot. NetSpend distributes its cards primarily through physical channels, just like Green Dot. NetSpend generates card revenue and interchange fees based on card issuance and usage, just like Green Dot. Despite the overarching similarities in the two companies’ business models, their respective operational and financial performance has been starkly different.

NetSpend has generated superior financial results, despite the fact it does not issue its own cards, does not own a high margin reload network, and operates at a lower revenue base. Under a thoughtful and shareholder-focused leader, NetSpend has simply out-executed Green Dot for years. It is worth noting, that under Mr. Dan Henry’s leadership, NetSpend had a successful sale to TSYS at 14.5x EBITDA.

As discussed in greater detail later in this letter, as well as in our Presentation, we believe the Board has fundamentally misaligned management by tying incentive compensation to revenue and EBITDA growth. Since coming public in 2010, Green Dot has grown revenue and EBITDA at compound growth rate of 13.2% and 9.7%, respectively. However, due to poorly structured acquisitions, relying in part on issuing Green Dot’s cheap equity, and aggressive asset capitalization that resulted in elevated depreciation and amortization expense, the most important metric driving long-term shareholder value creation, earnings per share growth, has been zero. The Board’s ignominious refusal to align management’s performance compensation with earnings per share has undoubtedly contributed to Green Dot’s persistently poor financial results.

4)	A troubling history of poor execution and operational mismanagement under CEO Steve Streit makes an immediate CEO change necessary

Considering Green Dot’s leadership defines 80% of its revenue as “recurring,” blaming the Company’s inconsistent performance on an unpredictable financial model is unreasonable. Instead, we believe Mr. Streit’s entrepreneurial leadership style and lack of experience managing diversified companies is responsible for the majority of Green Dot’s operating woes.

Based on extensive discussions with former and current Green Dot employees, we believe Mr. Streit’s repeated failure to achieve both short- and long-term targets is a symptom of a deeper and more fundamental problem. Mr. Streit struggles with the basic tenets of running a larger company. He lacks a sound strategic vision and is deficient in functional areas such as distribution, pricing, and operations. As the following table illustrates, and shareholders are painfully aware, under Mr. Streit’s leadership, Green Dot has experienced execution mistakes in each of the last nine quarters.

All companies suffer from occasional strategic missteps or “detours” as Green Dot generously labeled its recent MoneyPak and MoneyCard debacles.13 Strong management teams overcome challenges, and often have the foresight to anticipate what may go wrong well before it happens, effectively minimizing the financial impact from the associated “detours.” As companies grow and become more complex, leadership experience becomes an irreplaceable corporate asset. Harvest understands that Green Dot operates like a fiefdom for its founding CEO. Strategic gaffes continue to mount as important decisions are made on “entrepreneurial instinct” and “gut feel,” which is generally devoid of sufficient research and empirical data. The examples below illustrate just a few of the major strategic missteps that shareholders have suffered under Mr. Streit.

I.	MoneyPak: Management’s inexcusable strategic, execution, and forecasting failure

MoneyPak was the prepaid industry standard for loading cash onto GPR cards. While occasional MoneyPak scams involving victim-assisted fraud created headline risk, the vast majority of MoneyPak transactions were for legitimate uses. A Harvest commissioned survey provided valuable insight into MoneyPak’s importance in the GPR ecosystem. For example, more than 25% of respondents said the discontinuation of MoneyPak impacted which prepaid card they use, while nearly half of respondents said that if MoneyPak were offered again, it would be their preferred reload product.

Green Dot’s decision to discontinue MoneyPak may have been appropriate long-term, but the execution and forecasting have been an unmitigated disaster. We believe MoneyPak was hastily removed without thorough preparation or even regional pilots to determine the range of probable outcomes. Ineffective supply chain management and poor retail communication led to multiple distributors mistakenly removing Green Dot branded GPR cards from shelves alongside MoneyPak. The resulting stock-outs created a top of the funnel headwind in 2015 for new card activations. Customer and partner education around Green Dot’s MoneyPak alternative, called Reload at The Register, has been insufficient, resulting in a 23% collapse in high margin cash transfers year-to-date. Accompanying management’s operating gaffes has been inaccurate and misleading commentary on the financial impact of MoneyPak’s removal.

On the Company’s 3Q’14 earnings call (10/30/14), Mr. Streit assured shareholders and sell-side analysts that MoneyPak’s removal would have an immaterial impact on revenue and EBITDA (emphasis added):

“As that MoneyPak disappears and rides off into the sunset, you’re going to see some of the fringe use of that line item go away; but as you can see, it’s not really a material driver of revenue and a less material driver of EBITDA… So you may see that line item move around somewhat, but as you can see it’s not particularly dramatic to the company’s overall performance.” 14

We believe Mr. Streit’s assurances that MoneyPak is “not really a material driver of revenue” and “not particularly dramatic to the company’s overall performance” were inappropriate when considering the limited broad-based testing. Just three months after Mr. Streit dismissed MoneyPak’s importance, Green Dot provided financial guidance that included material revenue ($10 - $40 million) and EBITDA ($2 - $10 million) headwinds attributable to MoneyPak. Unfortunately, this was only the first of several MoneyPak forecasting errors.

On the 4Q’14 earnings call (1/29/15), Mr. Streit insinuated that the $40 million figure was the conservative worst case scenario, stating, “So you have every scenario from crisis and doomsday and that’s your $40 million.” Just three months later, on its 1Q’15 earnings call (5/7/15), Green Dot’s $40 million “crisis and doomsday” number was again significantly increased by an additional $25 million.15 In just six months, Mr. Streit’s guidance on MoneyPak’s impact went from “not material” to nearly an 11% revenue headwind.

The execution around MoneyPak’s discontinuation has been sloppy, inconsistent, and above all else, detrimental to shareholder value. Reinforcing our view that Green Dot’s leadership lacks strategic foresight, Mr. Streit announced MoneyPak would be reintroduced in 2016, less than fourteen months after removing it from the Green Dot ecosystem.16 In the fourteen months since Mr. Streit first told investors that MoneyPak was “not really a material driver of revenue,” Green Dot’s stock has declined by 35%.

II.	TPG Acquisition: Poor execution and more forecasting errors

On September 18, 2014, Green Dot lowered its 2014 annual guidance simultaneous to announcing that it was acquiring Santa Barbara Tax Products Group (“TPG”). On the acquisition call, Mr. Streit provided important financial metrics supporting the acquisition, including the disclosure that TPG would generate $88 million of revenue and $45 million of EBITDA in 2014. When asked about TPG’s growth trajectory, Mr. Streit disclosed TPG had experienced a 2% - 5% growth rate over the last few years, and he affirmed the current growth rate should continue, stating “The business certainly isn’t shrinking and [TPG management is] forecasting single digit growth over the [next] few years.”17 Based on Mr. Streit’s public statements, investors and analysts understandably assumed TPG would grow at least “single digits” in 2015, leading to $90+ million of incremental revenue.

On December 12, 2014, Green Dot filed a Form 8-K disclosing TPG’s historical financials. In direct contrast to Mr. Streit’s statement that TPG’s growth rate was 2% - 5%, TPG’s revenue had actually declined in 2014. Further adding to the negative surprise, Green Dot disclosed TPG’s 2014 pro forma revenue run-rate was just $80 million, which was a material shortfall compared with the $88 million that was discussed by management on the acquisition call.18 Understandably, investors were disappointed by Mr. Streit’s misleading conference call statements, which were inconsistent with the actual TPG results.

Unfortunately, Green Dot’s public forecasts for TPG have continued to prove inaccurate. In a Form 8-K filed on February 3, 2015, Green Dot disclosed it was forecasting just $77 million of revenue from TPG in its 2015 guidance, which represented a 4% year-over-year decline. The forecast shifted lower one month later (3/10/15) when Mr. Streit disclosed at an investor conference that TPG was tracking $1 - $2 million behind plan. Finally, when reporting 1Q’15 (which missed consensus), Green Dot disclosed that TPG would in fact be $7 million below its plan for the year. In eight months, TPG’s 2015 forecasted revenue contribution had fallen to $70 million, which represented a 22% decline from Mr. Streit’s implied forecast at the time of the acquisition.

In addition to forecasting issues, management also misled investors when discussing TPG’s expected accretion. While management stated at the time of the TPG acquisition it was not endorsing 2015 consensus estimates, their soft guidance of “mid-teens accretion” was grossly negligent. In the conference call prepared remarks, as well as the Q&A segment, Mr. Streit repeatedly stated that TPG would be “mid-teens accretive.” As detailed in our associated Presentation, Green Dot provided acquisition metrics that could only equate to mid-teens accretion if the current sell-side estimates were the baseline. Sell-side analysts used management’s mid-teens accretion commentary to increase their 2015 earnings estimates by 15%, from $1.53 to $1.75. However, just four months after announcing the TPG deal, management provided its “initial” 2015 outlook, which called for earnings per share of $1.24 - $1.47.19 Not only was there no evident accretion from TPG, but the mid-point of management’s guidance was 10% below the consensus estimate that existed prior to TPG.

III.	Processing: A multiyear strategic disappointment

Green Dot began its major strategic initiative to bring processing in-house with the 2012 acquisition of prepaid card transaction processor eCommLink. When announcing the acquisition, Mr. Streit explicitly stated Green Dot would vertically integrate its processing.20 In addition to the $2.5 million acquisition expense, Mr. Streit committed to spend $10 million building an internal processing platform.21 Investors were promised that in-house processing would allow Green Dot to materially reduce the processing costs paid to TSYS, the Company’s third party processor. Mr. Streit stated at the time, “Our technology team headed by John MacIlwaine will build upon [the eCommLink] platform in order to customize it and make it enterprise-ready for Green Dot’s full array of offerings. That build out will cost us some money of course, but once in production we expect this investment to generate significant cost savings and margin expansion.”22 Validating its commitment to vertically integrate processing, Green Dot hired Ralph Calvano from Fidelity National Information Services to oversee its processing division. Management publicly forecasted the processing transition would occur at the end of 2013, with savings accruing to shareholders in 2014.23

Despite Mr. Streit’s public promise, shareholders have never seen a return on this investment, as Green Dot’s inability to execute on its processing ambitions became apparent when Mr. Streit disclosed delays on its 1Q’13 earnings call:

“I think when we talked about [processing] we gave 2014 as a year when we’d start to see some benefit. And we’re probably going to track later than that.”

Following Mr. Streit’s discussion from April 2013, the Company never again discussed eCommLink publicly. Based on Harvest’s diligence, we do not believe Green Dot achieved any internal processing savings in 2014,24 and Ralph Calvano, the highly touted executive recruited to manage Green Dot’s internal processing group, joined the long list of executive departures. Three years after its purchase of eCommLink, and two years after the in-house migration was expected to commence, Green Dot’s processing woes continue, as evidenced by a $5 million “non-recurring processor migration” expense included in 2015 guidance. Not only has the company achieved none of the promised 2014 in-house processor savings, but management’s “one-time” processor expenses have become as recurring as its negative guidance revisions.

IV.	Loopt: A value destroying related party transaction

In March 2012, Green Dot spent $43 million to acquire Loopt, “a pioneer in mobile user interface design, real-time location-based mobile rewards marketing, and geo-location application technology.” At the time of the acquisition, Green Dot’s highly profitable operating model was focused on card-based fees and processing for the under-banked community. Aside from the obvious lack of strategic rationale to acquire a profitless mobile rewards company, there was a clear conflict of interest. At the time of the acquisition, Sequoia Capital, which was Green Dot’s largest shareholder, owned 25% of Loopt, and sat on the boards of directors of both companies.25 This conflict alone should have presented Green Dot’s management and Board with high hurdles before consummating the deal. Despite the earnings dilution, questionable strategic fit, and related party conflicts, Green Dot moved forward with the acquisition and provided investors with the following optimistic integration promise: “We expect the Loopt acquisition to be accretive beginning in 2013, as we leverage the Loopt team and technology to deliver new revenue generating product and new features for existing product.”

Loopt was dilutive in 2013 and has never been financially accretive. Further, Green Dot shut down Loopt almost immediately after closing the acquisition and has not used Loopt’s code in any of its product offerings.26 At face value, Green Dot spent $43 million to acquire 30 mobile program developers from a related party that was renamed Green Dot Silicon Valley.27 Despite spending $1.43 million per acquired employee, we have not seen one reference since 2012 in a Green Dot filing or conference call to “Green Dot Silicon Valley.” Worse still, many of the talented Loopt employees have left the Company, including its CEO and founder, who left day-to-day operations immediately after his lock-up commitment expired.

V.	Green Dot Bank – Under-earning and overcapitalized

Greed Dot’s decision to become a bank holding company is yet another example of suboptimal resource utilization and management’s inability to effectively project the costs and benefits associated with major strategic initiatives. Green Dot bought Bonneville Bank, which was subsequently renamed Green Dot Bank in late 2012. Management’s rationale for becoming a bank holding company was based on the belief that a) new products would be introduced more efficiently, b) the risk of relying on third party card issuance would be reduced, c) a more vertically integrated platform would better serve customers, and d) costly servicing fees and other expenses paid to third parties would decrease.28

Under Green Dot’s management, the bank has been one of the least profitable in the country, while generating indiscernible earnings accretion. Green Dot has made virtually no effort to generate revenue from its bank, despite tying up $150 million in equity capital. While we do not expect the operations of Green Dot Bank to resemble the average community bank, management’s inability, or worse - their lack of effort, to persuade regulators to approve a conservative operating strategy is a significant missed opportunity. For perspective, there are 927 publicly traded U.S. banks with assets between $100 million and $10 billion (Green Dot Bank reported $775 million of assets at September 30, 2015).29 These small banks had a median net interest margin (“NIM”) of 3.60% in the most recent quarter.30 In the comparative period, Green Dot Bank’s NIM was just 0.50%, which was the single lowest NIM for small banks in the United States.31 A narrower universe of 17 non-traditional Utah state-chartered banks most akin to Green Dot Bank reported an average NIM of 10.15% in 3Q’15, which was 20x greater than Green Dot’s NIM.32

Along with being one of the least profitable banks in the country, Green Dot Bank is also one of the most over-capitalized. At September 30, 2015, Green Dot Bank had $719 million of earning assets and $562 million of highly attractive non-interest bearing deposits. In the third quarter, 78% of Green Dot Bank’s earning assets were held as deposits at the Federal Reserve earning a paltry 25 basis points.33 The majority of Green Dot Bank’s remaining assets were invested in extremely safe securities with implicit U.S. Government guarantees. The net result was a Tier 1 risk weighted capital ratio of 144.8%. For perspective, the comparable capital ratio for banks with $100 million to $10 billion of assets was 13.8%. The result of Green Dot Bank’s investment “strategy” was a blended yield on earning assets of just 0.51% during the most recent quarter, which compared to 4.08% for the average small bank.

We understand there have been intangible benefits to owning the bank and do not question the strategic rationale for the Bonneville purchase. Further, we recognize that even with proper management, Green Dot Bank’s profitability would trail the industry averages. To gain regulatory approval for its bank purchase, Green Dot made concessions on capital levels and asset allocation. The agreement with regulators also included the understanding that Green Dot Bank would initially focus its operations on card issuance and servicing, as opposed to traditional bank lending.34 However, as certain restrictions are set to lapse, we are troubled by management’s lack of urgency in pursuing strategies that would enhance the bank’s earnings profile. If management is unable develop an investment and/or lending strategy that can materially improve returns on bank capital without introducing excessive risk, we believe attractive partnership alternatives must be pursued. Based on Harvest’s conversations with other banks, we believe Green Dot’s bank would offer significant value to third parties. Considering the inherent value of non-interest bearing deposits, and an external partner’s flexibility to optimize capital and asset allocation strategies, we believe a motivated CEO can create material value with Green Dot’s bank.

5)	Management’s shareholder communications are inconsistent and misleading

In addition to the recurring execution failures already discussed, Harvest is concerned about Green Dot’s cultural willingness to distort facts in order to justify poor performance. Mr. Streit is a talented and persuasive orator, who routinely shares an eloquent vision about Green Dot’s potential. However, the alarming latitude Mr. Streit displays when discussing business metrics and financial drivers has not only impaired investor trust, which the Board has chosen to ignore, but also undermined long-term investors’ ability to understand the operating model.

Because Mr. Streit struggles with detailed operating and financial questions, Green Dot’s earnings calls often devolve into a chaotic circus that would make Barnum and Bailey envious. Below are troubling examples from 2015 earnings calls, which Harvest believes represent disingenuous and misleading communication.

A.
Green Dot recognized a $5.6 million revenue benefit in 1Q’14 from the removal of courtesy fee waivers. [Note: When an account is blocked for suspicious activity, Green Dot stops the fee engine on that card. Green Dot periodically reviews accounts with fee blocks to determine if the courtesy fee waiver should be removed]. Naturally, investors sought clarification on whether this revenue benefit was one-time in nature and should be excluded from pro forma results. Mr. Streit repeatedly stated on the 1Q’14 earnings call that the $5.6 million revenue benefit was offset by lost revenue from two unique one-time events: bad weather and the inventory stock-outs related to the Target data breach.35 Below are Mr. Streit’s prepared remarks and a Q&A exchange from the earnings call that unequivocally state the net revenue impact from the one-time fee block removal (+) and weather / Target breach (-) was a “wash” (emphasis added).

“While it’s hard to know precisely, we believe that the bad weather accounted for perhaps a loss of around 2% of revenue in the quarter. The Target data breach also impacted our top line and bottom line results for the period and here’s why. As a precaution, sales of some of our products were suspended and pulled off the shelf for approximately 45 days in the period. Some of that inventory is still not back on the shelf. We took these proactive measures because we wanted to ensure that products that we sell that don’t have the same type of customer verification processes as our GPR cards weren’t purchased by bad guys using stolen debit and credit card data. So, we lost those sales until we were able to get a better handle on the scope of the hack. The suspension of sales and the associated collateral impact of removing these products off the shelf generated a loss of about 1% or so of revenue in the period.”

In 1Q’14, Green Dot reported revenue of $161.6 million. In his prepared remarks, Mr. Streit unmistakably quantified the one-time revenue impacts from bad weather and the Target breach as 2% and 1%, respectively. This combined 3% one-time loss on $161.6 million of revenue nearly “washed” the $5.6 million one-time benefit from the courtesy fee block removals. It was understandable that Mr. Streit did not want analysts or investors to exclude the $5.6 million benefit from Green Dot’s results because of the offsetting one-time negative revenue events. Mr. Streit further emphasized the “wash” in an exchange during the Q&A (emphasis added):

Question: “Okay, and just so I understand, lastly, the puts and takes. It sounds like this $5.5 million of courtesy fee waiver, which that’s about a good 3.5 points of EBITDA margin, it sounds like that’s a wash with what you lost from the Target?”

Steven W. Streit: “Yes, it’s a wash. So we – and every quarter has, I call them puts and takes. So, on one hand it so happened that we had that revenue hit in Q1, which as you pointed out was about three points of margin. But then we also had horrible weather, where we were shut down for a third of the quarter in our best cities. So we definitely had negative impact on the revenue from there that we got lucky and was made up from the other revenue that came in on a timing point of view into the period. On the EBITDA side we got hurt even worse because not only did you have the weather and those issues, but you had the issue of the charge-offs that for Target were fairly material. We spent about $3.7 million in incremental charge-offs, above our typical plan for customer charge-offs and disputes. And while that’s not a lot if you’re a huge bank, for a company like Green Dot that right there was two points or so of margin. So it all adds up, so yeah, we had some bad things happen and some things that were lucky and timed out and all comes out in the wash.”

After making a convincing argument why the benefit from the $5.6 million of fee waiver removals should not be excluded as one-time, Mr. Streit drastically changed his narrative when discussing 2015 guidance one year later. On Green Dot’s 4Q’14 earnings call, Mr. Streit explicitly highlighted the $5.6 million fee waiver as a one-time benefit that would hurt the 2015 year-over-year growth rate optics. However, there was noticeably no reference to the one-time headwinds from 1Q’14 (weather & Target breach) that would presumably be beneficially lapped in 2015, creating a “wash.”

“And then we have that one-time $6 million benefit that I know folks forgot to model and I can understand that you all have a ton of companies you look at. But we had that one-time benefit in Q1, which was pure margin. That won’t repeat in 2015 and I think a lot of folks baked that in.” 36

B.
Between late December 2014 and early January 2015, Green Dot acquired two prepaid card companies, AccountNow and Achieve Card. Harvest is supportive of card portfolio and channel acquisitions, and we believe acquiring sub-scale card portfolios represents a prudent source of capital deployment. However, Green Dot’s public disclosure around AccountNow and Achieve Card led to a violation of investor trust.

When Green Dot reported its 4Q’14 earnings (1/30/15), management provided initial 2015 financial guidance that included the contributions from both acquisitions. Despite their combined materiality, management chose to withhold this information from investors. There were no disclosures concerning the financial contributions of either acquisition, and we do not believe Green Dot ever planned to even disclose the acquisitions had occurred. When 2015 guidance was provided, the only public reference to the acquisitions was a vague Form 8-K filed on December 23, 2014, disclosing that approximately 1 million shares had been issued to two unnamed companies. Investors and analysts understandably had challenges reconciling Green Dot’s seemingly aggressive revenue guidance.

We believe Mr. Streit and the Board exercised poor judgment by failing to disclose the specific financial contribution, let alone inclusion, of the two acquisitions. However, Mr. Streit appeared to further mislead the investment community by suggesting Green Dot’s guidance assumed double-digit organic revenue growth. In the exchange below, a sell-side analyst asked Mr. Streit directly about the implied “double digit organic growth” in his 2015 guidance. Despite the direct question, Mr. Streit highlighted two assumptions for the strong revenue guidance, which led investors to believe organic growth was reaccelerating (emphasis added):

Question: ”And then when I adjust for MoneyPak on the topline, it seems like you’re forecasting, just to make sure I’m right on this, double-digit organic growth, which is something that we talked about at the Analyst Day a year and a half ago. So does that, more coming from the piece of that guidance, does that assume that Wal-Mart, which definitely declined last year, low double-digits, does that turn a corner or start to improve? Are there other things that you’re assuming come into the numbers in 2015 that helps you get to that double-digit organic growth, ex the MoneyPak issues?

Steven W. Streit: ”It assumes in the black box of the model, it assumes that Wal-Mart stays flat and doesn’t get better or worse, just stays where it is. And it assumes that the Green Dot brand continues to do reasonably well. Not as high as we did in the past, because we’ve lapped a lot of those retailers, but assumes that we still stay double-digit on Green Dot. So those are the two assumptions, to your point is the question of MoneyPak and how that affects – because you could call that cash transfer revenues as heritage or organic revenue. So, that’s a bit of an unknown, but on cards it assumes that everything stays the way it is at Wal-Mart at the level they are today and it assumes that Green Dot pretty much does what it’s doing in real life. So, it’s not really an aggressive assumption nor have we baked in declines, because we don’t have a reason to bake in declines. But that’s where that is.”

We believe Mr. Streit’s failure to disclose material contributions from two acquisitions represented a material breach of investor trust. In the two days following the Company’s earnings call, Green Dot’s stock declined by 25%. In an effort to help investors reconcile its 2015 guidance, Green Dot filed an 8K on February 3, 2015 that provided a 2014-2015 revenue bridge.  Surprisingly, this was the first time Green Dot disclosed that $78 million of “Acquired Programs” had been included in its revenue guidance. Green Dot’s stock closed down another 7% as investors grappled with the fact material acquisitions had been previously withheld.

2014-2015E Non-GAAP Total Operating Revenue Bridge

Dollars in millions
$850
$800
$750
$700
$650
$600
$550
$500
$450
$400
$610
$77
$65
$78
$34
$40
$6
$750
2014 Non-GAAP Total Operating Revenue (1)
TPG
Growth in Branded Programs
Acquired Programs
Private Label Decline
MoneyPak PIN Removal
Q1 2014 Non-Recurring Benefit
2015E Non-GAAP Total Operating (1) Revenue
(A)
(B)
(C)
(D)
(E)
(F)
(G)

Notes:

(A) Represents approximate revenue associated with the acquisition of TPG

(B) Estimated revenue growth of 20% YoY associated with branded deposit account programs

(C) Estimated revenue growth from AccountNow and Achieve Card acquisitions

(D) Estimated impact of lower revenues associated with the Company's private label deposit account program

(E) Assumes negative impact related to discontinuation of MoneyPak PIN product. This reflects the Company's expectations regarding the range of potential negative impacts from the discontinuation of the MoneyPak PIN product. However, it is not possible to forecast any potential impact with certainty or precision and actual results may differ from the Company's estimate

(F) Represents $6M of Q1 2014 non-recurring benefit

(G) Reflects midpoint of 2015E non-GAAP total operating revenue range

The midpoint of Green Dot’s original 2015 revenue guidance was $750 million, which was an increase of $140 million, or 19%, when compared to the $610 million of 2014 revenue. Not until the 8K was filed three days after the earnings call did management finally disclose that $78 million of the year-over-year increase in revenue, or 56% of the anticipated growth, was actually the result of undisclosed acquisitions.

It would be irresponsible for Harvest to guess why the Board blessed guidance that withheld critical disclosures and implicitly overstated organic growth. However, sell-side analysts openly criticized Green Dot’s judgment and credibility:

o
“Poor acquisition disclosure raises questions. Notably, Green Dot used the quiet holiday period to make two acquisitions which it disclosed today will generate $78m in 2015 revenue and $15m of EBITDA. The company issued nearly one million shares to consummate these deals. We encourage investors to ask: ‘why the need for such stealth?’ This is a dangerous game, in our opinion, as it raises questions of earnings quality, management credibility and communications transparency.”37

o	“The acquisitions were not discussed by Green Dot management on the earnings call last week, which we find somewhat unusual.”38
o
“We believe that we do not have a very good handle on the organic revenue growth of company, given we do not have reliable information on the acquired companies or even know if they were included in guidance. We are not sure if those companies were included in top- and bottom-line guidance. We would generally expect that they would have been, given that both deals closed before the earnings call.”39

6)	Senior leadership turnover is symptomatic of an unhealthy culture

Three of the four executive officers named alongside Mr. Streit in the IPO Prospectus resigned by the end of 2013 (Mark Troughton - President, Cards and Network; John Keatley - CFO; and William Sowell - COO).40 Loopt’s co-founder and CEO, Mr. Sam Altman, was named Green Dot’s CTO on July 26, 2012. He was quickly promoted to EVP of Mobile Products and Technology on November 15, 2012, and was appointed to the Board on March 4, 2013.41 According to Mr. Altman’s retention letter, he was required to remain an employee at Green Dot until September 30, 2013 to earn his full retention bonus. According to public filings, Mr. Altman ceased serving as an employee at Green Dot in October 2013, the first month after his retention bonus vested.42

In addition to the NEO turnover, Green Dot has had three CFO’s in the last three years. Since Mr. Keatley resigned as CFO in 2013, we have been disappointed by the Board’s failure to add a strong CFO with public market experience considering Mr. Streit’s struggles with financial reporting. When discussing the CFO void after Mr. Keatley’s resignation, Mr. Streit assured investors that “whoever we bring in [as CFO] has got to have deep public experience and understand how the markets work.”43 That promise proved empty. Ms. Grace Wang, who became CFO at the end of November 2013, had zero public market experience prior to Green Dot. Ms. Wang lasted approximately eighteen months before being demoted to SVP of Corporate Finance in May, 2015.44  While Ms. Wang was CFO, Green Dot missed and/or guided below consensus in six consecutive quarters. Despite Ms. Wang’s struggles as CFO, Green Dot’s board again chose to replace her with another individual with no prior public market experience. In December 2015, Green Dot named its former head of M&A, Mr. Mark Shifke, as permanent CFO. While we very much like Mr. Shifke personally, in his seven month stint as interim CFO, Green Dot missed revenue estimates and lowered annual guidance twice.

Harvest has brought the concerning executive departures to the Board’s attention. We also encouraged the Board to visit Glassdoor, a database for employee reviews and CEO approval ratings.45 Admittedly, employee reviews can be one-sided. However, the insightful reviews and comments universally finger Mr. Streit as a poor leader. Across all reviews, Mr. Streit’s 32% approval rating is in stark contrast to the 76% and 84% approval ratings of the CEO’s at NetSpend and PayPal, respectively.

7)	A complacent and misaligned Board has displayed alarmingly poor executive compensation and corporate governance practices

Green Dot’s Board has repeatedly exercised poor judgment, approved misaligned executive compensation, demonstrated weak oversight of financial forecasting and reporting, and above all else, has refused to hold Mr. Streit or themselves accountable for years of underperformance and shareholder value destruction. Simply stated, the Board lacks a shareholder-focused mindset and needs to be immediately reconstituted.

Green Dot’s Board is comprised of Mr. Streit and seven independent directors.46 The Board is effectively controlled by four entrenched individuals, all of whom were early investors in Green Dot: Mr. Streit (15 years tenure), Mr. Ken Aldrich (14 year tenure), Mr. Tim Greenleaf (14 year tenure), and Mr. Mike Moritz (12 year tenure). Either Mr. Greenleaf or Mr. Aldrich serves as Chairman for each of Green Dot’s three Committees.

While Mr. Streit still maintains a respectable ownership in Green Dot, the rest of the Board’s equity ownership is insufficiently aligned with shareholders. Combined, the seven independent directors owned just 980,546 shares as of the 2015 Annual Meeting of Shareholders.47 For perspective, Harvest Capital currently owns nearly three times more stock than Green Dot’s seven unaffiliated directors combined.48 To make matters worse, the individual equity ownership of the Board is headed in the wrong direction. Between the 2014 and 2015 proxy filings, the stock ownership of Messrs. Greenleaf, Aldrich, and Moritz declined by 34%, 3%, and 88%, respectively.

Messrs. Greenleaf and Aldrich have enjoyed healthy increases in their Board compensation (Mr. Moritz does not receive Board compensation), while shareholder value has declined. In 2014, while Green Dot investors suffered a 19% decline in value, the board compensation of Messrs. Greenleaf and Aldrich increased year-over-year by 8% and 6%, to $261,350 and $237,848, respectively.

A closer review of the Board’s compensation policies reveals arrogance, inconsistency, and excess. Mr. Aldrich is the Chairman of the Compensation Committee, which also includes fellow entrenched Board member Mr. Greenleaf. Under the Compensation Committee’s watch, Green Dot engaged three different third party compensation consultants in the span of just 18 months. As a result of the discontinuity, the peer group and operating metrics for executive performance compensation have not only been inconsistent, but they have also created incentives misaligned with shareholder value creation. In 2013 and 2014, Green Dot’s NEOs were eligible to earn bonuses based upon the attainment of annual goals for revenue and EBITDA. It is therefore unsurprising that Green Dot has achieved reasonable revenue and EBITDA growth in-line with management’s financial incentives. Illustrating our belief that performance compensation is aligned with the wrong metrics, Green Dot’s earnings per share have remained flat for five years and shareholder value has crumbled, yet the management team has achieved their incentive bonus targets. ISS saw it fit to recommend a “WITHHOLD” vote on the election of Messrs. Aldrich and Sheehan, as Compensation Committee members, at the 2015 Annual Meeting of Shareholders citing an ongoing misalignment between executive compensation and Company performance.

Misaligned Compensation

It appears that Mr. Streit has been the primary beneficiary of his long-tenured friends controlling the Compensation Committee. Not only has Mr. Streit’s compensation diverged from Green Dot’s performance, but he has been compensated in an inequitable manner when compared to the other NEOs.

In 2013, the Board retained Barney & Barney LLC as a compensation consultant to assist in peer group benchmarking and provide recommendations on pay practices. Barney & Barney recommended that the Board “target total on-target compensation for named executive officers with reference to the 50th percentile of total compensation paid to comparable executives at companies within the survey data peer group.”49 Targeting the 50th percentile of peer group compensation seemed reasonably aligned with the committee’s stated goal of “appropriately [balancing] its objectives of promoting retention, providing appropriate performance incentives and aligning executives’ interests with those of our stockholders.”

In 2013, the Compensation Committee adopted the Barney & Barney recommendation and targeted the 50th percentile for all NEOs. However, Mr. Streit was inexplicably rewarded by Green Dot’s Compensation Committee with targeted compensation well in excess of other NEOs: “[The] compensation committee decided to target a higher level of long-term equity award value for [the] CEO than was recommended by Barney & Barney.”50 Mr. Streit’s long-term equity-based compensation exceeded the peer group’s 75th percentile. The Board’s primary rationale for Mr. Streit’s unjust enrichment strikes to the heart of who this Board serves: “Our compensation committee believed such a significantly larger award was appropriate in light of the fact that Mr. Streit had not been granted any equity awards since April 2011 and his only unvested stock option had an exercise price of $45.31 per share.”51

In addition to receiving 200,000 time-based RSU’s in 2013, which had a fair market value of $5.2 million, the Board also awarded Mr. Streit a $200,000 discretionary cash bonus “in recognition of his accomplishments as our CEO.”52 Mr. Streit was the only NEO to be selected for a discretionary cash bonus by the compensation committee in 2013. When considering Mr. Streit’s “accomplishments as CEO,” the Board must have failed to consider shareholder value creation or earnings per share growth. Under Mr. Streit’s leadership, Green Dot’s stock had declined by 19% in the trailing two year period ending December 31, 2013. This “accomplishment” compared to a 57% increase by the broader market during the comparative period.53 Further, Mr. Streit’s managed to turn $1.37 of earnings per share in 2012 into $1.15 of earnings per share in 2013.

In 2013, Mr. Streit’s total compensation was $6.6 million, including the $5.2 million time-based RSU grant, which represented 82% of all NEO RSU grants.

In 2014, a series of leadership failures, including revenue shortfalls in four consecutive quarters, contributed to a 19% decline in shareholder value. Despite the disappointing year, Mr. Streit’s compensation was once again devoid of any correlation to shareholder value creation. Mr. Streit was awarded $2.27 million of time-based RSU grants in 2014, which was 141% more than the median RSU grants for the CEOs of Green Dot’s peer group.54 Mr. Streit also received a cash bonus of $606,000 in 2014, which was 13% above the median bonus paid to the CEOs of the Company’s peer group.55 The compensation committee’s untimely largesse towards Mr. Streit also extended to his base salary. On October 1, 2014, Mr. Streit’s base salary was increased from $555,000 to $666,000, a generous 20% raise. We find the rationale for such a raise troubling considering less than two weeks earlier, on September 18, 2014, Green Dot lowered its 2014 annual guidance for revenue, EBITDA, and earnings. At the time of Mr. Streit’s raise, Green Dot’s stock had declined by 16% for the year.

In total, Mr. Streit received $3.6 million of compensation in 2014. According to ISS, Green Dot’s 2014 executive compensation was better aligned to performance than only 10% of its Russell 3000 peers.

The Compensation Committee’s policy of excessive pay that is uncorrelated to performance extended to Ms. Grace Wang, who was hired as CFO in November, 2013. Ms. Wang received a one-time signing bonus of $310,000 as an inducement to accept Green Dot’s offer of employment. Ms. Wang also received relocation expense reimbursements up to $150,000. For her services in the fourteen months ending December 31, 2014, Ms. Wang received total compensation of $4,980,789, which represented approximately $0.10 per share in pre-tax earnings. This lavish compensation seems wholly inconsistent with Ms. Wang’s performance.

Green Dot’s ill-conceived incentive performance structure paid Ms. Wang 91% of her targeted performance bonus in 2014.56 This high performance payout appears inappropriate considering during Ms. Wang’s tenure as CFO, Green Dot missed consensus revenue estimates and/or guided annual forecasts lower in six consecutive quarters.

ISS provided a negative review of Green Dot’s compensation policies, criticizing the Board for its “insufficient response to low support for the company’s say-on-pay proposal and ongoing misalignment between executive compensation and company performance.”57 Perhaps as a superficial response to ISS, or Harvest’s private criticisms in early March, the Board issued Mr. Streit $2.69 million of performance-based RSU grants on March 31, 2015 linked to Green Dot’s share price performance. On the surface, it would seem the compensation committee aligned executive compensation to a shareholder-friendly metric by tying Mr. Streit’s RSU vesting to Green Dot’s three-year stock price performance. Unfortunately, Green Dot’s Compensation Committee erred again and Mr. Streit will once more be unjustly enriched even if shareholders are not.

According to the award agreement, 50% of Mr. Streit’s RSU’s will vest if Green Dot’s total shareholder return can outperform 25% of the S&P 600 constituents. Stated another way, even if Green Dot underperforms 75% of the market, which would be a disappointing outcome for shareholders, Mr. Streit would still receive approximately $1.35 million of performance compensation. As Green Dot’s largest independent active investor, Harvest cannot support the Board’s endorsement of Mr. Streit’s performance compensation should shareholders in Green Dot underperform 75% of the market. We struggle to understand why the Board is vehemently opposed to embracing excellence and rewarding management for achieving ambitious objectives.

Unsuitable Judgment & Lack of Oversight

Green Dot’s Board has repeatedly demonstrated questionable judgment and unsatisfactory oversight of the Company’s financial controls and reporting. Mr. Greenleaf, who has been a Green Dot Board member for 14 years, is the Chairman of the audit committee tasked with reviewing “the integrity, adequacy and effectiveness of accounting and financial reporting processes and the adequacy and effectiveness of systems of internal control.”58 As documented throughout this letter, as chairman of the audit committee, Mr. Greenleaf has failed to address, let alone acknowledge, Green Dot’s disastrous track record of financial forecasting and shareholder communications. Green Dot has provided investors with financial forecasts that proved to be materially inaccurate in 2012, 2014, and 2015. Mr. Greenleaf must share accountability with Mr. Streit for Green Dot’s persistent failure to provide accurate, realistic forecasts.

The Audit Committee has also failed to act in the best interest of shareholders with its feckless oversight of financial guidance and controls pertaining to major acquisitions. Mr. Greenleaf presumably worked with management to review the TPG forecasts, which were inadequately fraught with financial misrepresentations as discussed earlier. Even more troubling, the audit committee presumably supported management’s decision to withhold material information from investors regarding the inclusion of AccountNow and Achieve Card in Green Dot’s 2015 financial guidance.

This Board has also repeatedly acted in a self-serving manner at the expense of outside shareholders. Consider the following additional examples of self-enrichment to the detriment of outside shareholders:

•
The $43 million Loopt acquisition was strategically and financially dilutive. The Board overlooked significant conflicts of interest considering Sequoia sat on the boards of both Green Dot and Loopt, and was also the largest shareholder of both companies.

•
On April 3, 2015, less than two weeks after Harvest and Green Dot Board members shared a lengthy in-person meeting,  the Company enacted a Corporate Transaction Policy that provided 100% accelerated vesting of all outstanding and unvested equity awards (even those not at target) in the event of a change in control.59

•
A member of senior management attempted to thwart Harvest’s good faith communication efforts with the Board. Harvest brought these concerns to the attention of Mr. Aldrich, only to learn he was already aware of the inappropriate corporate governance.

8)	We have a plan for creating long-term shareholder value

We believe Green Dot has a visible path to double earnings per share over the next three years. Most of our recommendations are “self-help” implementations that focus on reasonable strategic and financial initiatives. Unfortunately, without meaningful leadership changes, we believe it is unrealistic to expect a sustainable improvement in shareholder value. As such, we implore the Board to begin representing all shareholders and move swiftly to adopt Harvest’s proposals, which will jumpstart the long overdue process of shareholder value creation.

I.	Immediately Remove Mr. Streit as CEO and Install a Proven Leader

Mr. Streit has had ample opportunity to execute on his vision for Green Dot. As discussed in this letter, as well as our associated presentation, his track record speaks for itself. For five years, Green Dot has consistently delivered poor execution, disappointing financial results, and a stock price that has significantly underperformed on both a relative and absolute basis. To date, the Board has completely absolved Mr. Streit from any accountability for Green Dot’s unrelenting failures. Leadership change is long overdue.

Harvest has commenced discussions with potential CEO candidates. The opportunity to lead Green Dot is compelling considering the franchise value, cash flow, brand dominance, growing end markets, and strong balance sheet. We believe hiring a proven leader, who philosophically embraces employee collaboration, will re-energize the talented Green Dot organization, while also rebuilding credibility in the investment community.

II.	Immediately Reconstitute the Board and Adopt Policies Targeting Shareholder Alignment

It is clear that Green Dot’s Board is misaligned, entrenched, and lacks a shareholder-focused mindset. The long-tenured duo of Messrs. Aldrich and Greenleaf has seemingly acted repeatedly to unjustly enrich Mr. Streit, while simultaneously failing to hold him accountable for poor performance and misleading investor communications. Therefore we believe Messrs. Greenleaf and Aldrich must resign due to their repeated failures to act as fiduciaries on behalf of all Green Dot shareholders.

Harvest has begun the process of identifying exceptionally qualified director candidates to replace Messrs. Streit, Greenleaf, and Aldrich. We would be willing to assist the Board in an effort to add meaningful shareholder representation, as well as expertise in consumer banking and financial regulation.

In addition to refreshing the Board, we believe the Company must adopt measures targeting corporate governance best practices. For example, the Board should be declassified. Annual elections will make Green Dot’s directors more accountable to shareholders, while also enabling shareholders to register their views on director performance at each annual meeting. Implementing our proposal to declassify the Board would not prevent Class I and II directors elected prior to the 2016 Annual Meeting of Shareholders from completing the term for which they were elected.

Finally, we believe an alignment of performance-based compensation and shareholder value creation is long overdue. The Board’s 2015 RSU grants, which provide handsome incentives to Mr. Streit for underperforming 75% of the S&P 600, are misguided and misaligned. Instead, we believe the compensation committee should adopt an ambitious RSU program that creates an even larger pool of potential shares that will be awarded for meaningful shareholder value creation. For example, we would support a 1 million share grant, representing an estimated $45 million in value,60 if a 2018 aspirational earnings target was achieved and maintained into 2019.

III.	Realign Green Dot’s Strategic Initiatives to Balance Realistic Growth Targets with Profitability

Green Dot is no longer a hyper-growth business. Instead, the GPR business is a maturing, consolidating industry, and Green Dot has ample opportunities for market share gains. This industry dynamic should produce consistent financial results as pricing improves, competition continues to retrench, and opportunities for accretive, tuck-in acquisitions arise. However, as a founding CEO, Mr. Streit has proven incapable of realigning Green Dot’s strategic focus.

We believe Green Dot should forego its outdated goal of double-digit revenue growth, which has resulted in poorly structured acquisitions and wasteful spending. Instead, Green Dot should implement realistic revenue growth targets in the mid-to-high single digits. By setting more manageable growth objectives, the Company can refocus on active card and ARPU growth of 2.5% and 5.0%, respectively. The latter initiative can be supported by a more thoughtful approach to pricing, ancillary product initiatives and new markets, as well as a growing mix of direct deposit customers.

By removing the pressure to stretch for unrealistic revenue targets, leadership can maniacally focus on cost reductions (IV below) and operating leverage. The result will be a Company with double-digit organic EPS growth and significant cash flow to fund accretive acquisitions, strategic growth initiatives like secured credit, and methodical share repurchases.

IV.	Right-size the Cost Structure and Optimize the Capital Structure

We believe Green Dot lacks a disciplined budgeting process and is unnecessarily “cost heavy.” Management’s haphazard approach to managing the company’s cost structure has been a frequent highlight in our meetings with former employees. Since 2010, compensation & benefits, processing expenses, and G&A have each grown at a faster rate than revenue, which confirms a lack of cost structure awareness.

Based on conversations with third party cost structure consultants, Harvest believes Green Dot can eliminate at least $25 million of inefficient annual expenses through a standard realignment. Additionally, we believe Green Dot can permanently reduce its fixed cost base (at a $700 million revenue run-rate) by offshoring basic customer care processes that have been domestically retained. Independent of a one-time restructuring, Green Dot must abandon its “instinctive” budgeting approach. We believe a more engaged Board could work with management to adopt a strenuous, ROI-based discipline towards spending decisions. Green Dot’s operating model should once again support processor-like EBITDA margins.

Alongside stricter expense discipline should be a commitment to optimize Green Dot’s capital structure. It is evident that today’s Board does not value Green Dot’s equity. As such, we believe a reconstituted Board should adopt a policy that compares future investments and acquisitions against the relative “cheapness” of its own equity. In the last 18 months, Green Dot’s outstanding shares have ballooned by nearly 20% as the Board indiscriminately issued cheap equity for three acquisitions. Each acquisition was structured inefficiently, which resulted in unnecessary equity dilution and subpar accretion. Considering a growing list of attractive acquisition opportunities, as well as Green Dot’s meaningful free cash flow generation and under-levered balance sheet, all future transactions must optimize the debt/equity mix.

We believe targeting two turns of leverage61 would have the twin benefits of tighter capital discipline and adding shareholder-friendly financial leverage. We propose systematically returning 50% of free cash flow to shareholders through programmatic buybacks until the target leverage ratio is achieved. Company-wide discipline should be promoted while opportunistically capitalizing on Green Dot’s depressed share price. The repurchase program can be revisited annually to ensure share repurchases remained the best use of Green Dot’s $100+ million of annual free cash flow relative to a) repaying debt, b) capital expenditures with a materially higher projected IRR, c) acquisitions, or d) other options that could produce a higher NPV than buying back Green Dot’s double-digit free cash flow yielding equity.

V.	Unlock the Inherent Earnings Power of Green Dot Bank

Returning Green Dot to its processor-like operating and financial model should unquestionably be the focus of the Company going forward. However, Green Dot Bank provides significant optionality and represents a source of immense trapped value for stakeholders. Under the stewardship of an experienced leadership team, we estimate the Bank could contribute at least $0.50 of incremental earnings per share as regulatory restrictions are lifted.

Green Dot currently has more than $150 million of capital “trapped” at the bank. The bank’s existing capital base can support a portfolio of several billion dollars of state and federal government guaranteed debt securities and/or residential mortgages. If the bank were permitted to raise traditional deposits alongside its card balances, the capital base can be prudently leveraged while maintaining a highly conservative 15% Tier 1 Risk Based Capital Ratio. We believe a well-managed strategy will enhance returns on bank capital without introducing excess liquidity, interest rate, or credit risk. However, we believe a methodical entry into consumer lending will be far more valuable for the Green Dot franchise and stakeholders.

The unbanked/under-banked consumer segment, among which Green Dot has the most trustworthy prepaid brand, has a massive unmet demand for credit. According to a Harvest commissioned survey of prepaid debit card users, 80% of respondents have an interest in a credit product from their prepaid card provider. Considering Green Dot is the largest, most widely known provider of prepaid debit cards, we believe the Company is uniquely positioned to selectively provide consumer friendly credit products into this large market.

Unlike so many lenders that are forced to acquire expensive customer leads (an expense that is recycled into a higher cost to the borrower), Green Dot has a valuable captive funnel of 13 million monthly phone inquiries and 10 million online/mobile monthly unique visitors.62 Complimenting Green Dot’s proprietary customer relationships is its unique database of detailed spending patterns and financial profiles on 25 million consumers. This proprietary information will provide Green Dot, or a financial partner, with an invaluable risk tool for underwriting consumer credit.

Using conservative assumptions for expenses, credit costs, and yields, as well as assuming no incremental leverage at the bank, we believe Green Dot can add $0.50 in net interest income by simply substituting consumer friendly credit products for its cash currently deposited at the Fed.

Mr. Streit has recently discussed Green Dot’s plans to introduce a secured credit product as well as a referral service to lenders. Unfortunately, as documented repeatedly in this letter, the current management team has proven to be highly ineffective executing strategic initiatives and delivering on promises to shareholders. Should Green Dot prove incapable of implementing comprehensive strategies to enhance the bank’s returns - due to an inability to win regulatory approval or internal operational constraints - we believe alternatives for the bank should be pursued immediately. Based on discussions with consumer oriented banks, Harvest believes that significant interest exists in Green Dot’s banking operations, with at least one bank already approaching Green Dot about a partnership. The Company’s captive customer funnel and proprietary underwriting insights are a source of material “locked” shareholder value, while the ability of a strategic bank acquirer to optimize the capital trapped in the bank, as well as the deposits, would create meaningful earnings synergies that Green Dot has failed to capture independently.

******************

With the right leadership, alignment of interests, and governance structures in place, we are confident Green Dot can deliver substantial value for all stakeholders. It is time for this Board to prove to its shareholders that it is committed to protecting and enhancing shareholder value. We hope that the Board will take the required steps we have outlined herein to drive shareholder value creation, starting with the removal of Mr. Streit. Harvest is willing to assist the Board with the implementation of our proposals.

We must, however, reserve our rights to take whatever actions in the future we believe may be required to protect the best interests of shareholders, including a proxy contest at the 2016 Annual Meeting of Shareholders, which would serve as a referendum on the Board’s many failures as fiduciaries. A proxy contest would also provide a platform for shareholders to unequivocally demonstrate their strong dissatisfaction with the lack of accountability at Green Dot and Mr. Streit’s consistently poor performance. We hope such a campaign will ultimately prove unnecessary.

Sincerely,

Jeffrey B. Osher	Craig Baum

1 https://www.aba.com/Products/Endorsed/Documents/White%20Paper_May21.pdf
2 Carol Lee Mitchell, Global Prepaid Product Manager at MasterCard Worldwide, in her presentation at Prepaid Boot Camp ISIC – Miami Conference, (5/22/12)
3 https://labor.ny.gov/app/warn/details.asp?id=5366[labor.ny.gov]
4 http://www.bloomberg.com/news/articles/2016-01-20/amex-chief-dismantles-his-laboratory-for-serving-not-so-wealthy
5 See Harvest’s Presentation: www.fixgdot.com
6 Green Dot Form 10Q (2014) and Form 8-K (12/2/15)
7 We are using approximately $150 million of consolidated net cash, inclusive of the bank holding company
8 Measured from the closing price on 7/22/10
9 We are comparing green Dot’s 71% share decline to the 203% return of its original peer group in the proxy and the 55% return of the Russell 2000
10 Green Dot Definitive Proxy, (5/16/14)
11 Letter to Harvest from Mr. Aldrich & Ms. Dent dated June 1, 2015
12 Green Dot IR Presentation, pg. 19, “80% of revenues are recurring in nature” (1/29/15)
13 JPM Conf and Green Dot Form 8-K (12/2/15)
14 Steve Streit – Q3’14 Earnings Call (10/30/14)
15 1Q’15 earnings call (5/7/15)
16 Green Dot Form 8-K (12/2/15)
17 Mr. Streit during Q&A on TPG Acquisition conference call (9/18/14)
18 Because TPG generates all of its revenue from tax refunds (minimal revenue outside of tax season), the $80 million of revenue through 9/30/14 would be comparable to the full year. Accounting adjustments and non-recurring revenue eliminations were partially blamed for the $80M vs. $88M delta, however these eliminations were not discussed on the 9/18/14 acquisition call when preliminary 2014 estimates were provided.
19 Guidance was provided in the 4Q’14 earnings release (1/30/15)
20 Green Dot Acquires Prepaid Processing Assets of eCommLink (press release on 1/24/12)
21 Green Dot 4Q’11 Earnings call (1/26/12)
22 ibid
23 Green Dot 4Q’11 earnings call (1/26/12)
24 Green Dot generated processing expense leverage, but this was due to card issuance savings.
25 Green Dot Form 8-K (3/14/12)
26 Credit Suisse Global Service Conference (3/14/12)
27 Goldman Sachs FinTech Conference (9/18/13)
28 Green Dot 2Q’10 Earnings Call, (8/12/10)
29 SNL database
30 SNL database
31 Ibid
32 SNL Database
33 Green Dot bank call report (3Q’15)
34 Federal Reserve Order approving Green Dot’s Bank Holding Company Formation.
35 On the 4Q’14 earnings call, Mr. Streit also discussed the impact from the Target breach on profitability, in light of the costs associated with card reissuance
36 Green Dot 4Q’14 earnings call (1/29/15)
37 SunTrust Robinson Humphrey (2/3/15)
38 William Blair (2/3/15)
39 William Blair (2/2/15)
40 Green Dot S1 (2/26/10)
41 Green Dot 2Q’12 earnings call (7/26/12) AND press release: Green Dot Announces the Appointment of Sam Altman to Its Board of Directors (3/6/13)
42 Schedule 14A; (4/10/14)
43 JP Morgan Global TMT Conference, (5/15/13)
44 Green Dot Form 8-K filing (5/7/15)

45 https://www.glassdoor.com/about/index_input.htm
46 We treat Mr. Altman as an independent director due to his employment ceasing more than 2 years ago. He did not qualify an independent director in 2015 because he was employed by Green Dot within the last 3 years
47 2015 Proxy; the ownership attributable to the Board included options and RSU’s that vested within 60 days of the shareholder meeting.
48 Calculations for Director ownership includes RSU’s and options that vested within 60 days of the 2015 proxy filings,  includes Sequoia’s ownership of 712,969 as of its 13G/A filed on 2/10/15, and treats Mr. Altman as an independent director due to his employment ceasing more than 2 years ago
49 Green Dot Proxy 2014
50 Ibid
51 Green Dot Definitive Proxy (5/16/14)
52 ibid
53 We define the broad market by the performance of the Russell 2000 Index
54 ISS Proxy report 2015
55 ISS 2015 Proxy Review
56 Green Dot Definitive Proxy (4/30/15): Ms. Wang’s target payout under the non-equity incentive plan was $300,000 and she received $273,000 of Non-Equity Incentive Plan Compensation
57 ISS 2015 Proxy review
58 Green Dot 2015 Proxy
59 Green Dot Form 8-K (4/9/15)
60 This example estimates the value of the proposed 1 million share grant. In this illustration, the grant vesting would be contingent upon the Company achieving $3.00 of earnings per share in 2018 and sustaining it through 2019. HCS estimates that, in such a scenario, Green Dot’s market capitalization may rise to approximately $2.25 billion, or $45 per share, if we assume a 15x P/E multiple.
61 Defined as Net Debt:EBITDA
62 Green Dot Form 8-K (12/2/15)